Loans to Subsidiaries

On February 17, 2006, we, Shinhan Financial Group, approved the extension of loans in the aggregate principal amount of KRW 100 billion to Shinhan Card. We will fund these loans by issuing debentures in the domestic market on February 27, 2006. The following is a detailed summary of transactions.

• Summary of Transactions

< Loan to Shinhan Card>

1. Name of the Subsidiary (debtor) : Shinhan Card
2. Aggregate Principal Amount of the Loan: KRW 100 billion
3. Loan Origination Date : February 27, 2006
4. Total Loans to Shinhan Capital (as of February 27, 2006) : KRW 650.0 billion
5. Maturity : February 27, 2009
6. Interest Rate : Our domestic funding rate + Funding Expense
7. Use of Proceeds : Business operation
8. Date of Approval : February 17, 2006